

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 8, 2009

<u>Via Facsimile (713) 332-8401 and U.S. Mail</u>
Melvin C. Payne
Chief Executive Officer
Carriage Services, Inc.
3040 Post Oak Blvd., Suite 300
Houston, Texas 77056

> **Re: Carriage Services, Inc.**
> **Form 10-K for the Year ended December 31, 2008**
> **Filed March 10, 2009**
> **File No. 001-11961**

Dear Mr. Payne:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Celeste M. Murphy
Legal Branch Chief